

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Via E-mail
Christopher J. Stephens, Jr.
Senior Vice President, Finance
Barnes Group Inc.
123 Main Street
Bristol, CT 06010

Re: **Barnes Group Inc.**
Form 10-K
Filed February 23, 2015
File No. 1-4801

Dear Mr. Stephens:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terence O'Brien

Accounting Branch Chief
Terence O'Brien